Exhibit 99.1

Purple Biotech Announces Plan to Implement ADS Ratio Change

ADS Will Begin Trading Reflecting the Ratio Change on March 2, 2026

REHOVOT, Israel, Feb. 25, 2026 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. ("Purple Biotech" or the "Company") (NASDAQ/TASE: PPBT), a clinical-stage company developing a next-generation immunotherapy platform designed to maximize anti-cancer potency while minimizing toxicity, today announced that it intends to change the ratio of American Depositary Shares (“ADSs”) to its ordinary shares, no par value per share (the “ADS Ratio”), from the current ADS Ratio of one (1) ADS representing two hundred (200) ordinary shares, to a new ADS Ratio of one (1) ADS representing two thousand (2,000) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change is expected to become effective at the beginning of trading on or about March 2, 2026, U.S. Eastern Time (the “Effective Date”). The primary purpose of the ADS Ratio Change is to enable the Company to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market (“Nasdaq”).

For the Company’s ADS holders, the ADS Ratio Change will have the same effect as a one-for-ten reverse ADS split. On the Effective Date, registered holders of the Company’s ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to The Bank of New York Mellon, the depositary bank (the “Depositary”), for cancellation and will receive one (1) new ADS in exchange for every ten (10) existing ADSs then-held. Holders of uncertificated ADSs in the Direct Registration System and The Depository Trust Company will have their ADSs automatically exchanged and need not take any action. The exchange of every ten (10) then-held (existing) ADSs for one (1) new ADS will occur automatically on the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary. The Company’s ADSs will continue to trade on Nasdaq under the symbol “PPBT,” although a new CUSIP number 74638P307 has been assigned as a result of the ADS Ratio Change. The ADS Ratio Change will have no impact on the Company’s ordinary shares, which are traded on The Tel Aviv Stock Exchange, no ordinary shares will be issued or cancelled in connection with the ADS Ratio Change and holders of the Company’s ordinary shares will be entirely unaffected by the new exchange ratio for ADSs.

No fractional new ADSs will be issued in connection with the ADS Ratio Change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the ADS Ratio Change, the Company’s ADS trading price is expected to increase proportionally, enhancing the suitability of the ADSs for trading on Nasdaq, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be equal to or greater than ten times the ADS trading price before the change.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage oncology company developing first-in-class therapies to overcome tumor immune evasion and drug resistance. The Company is focused on advancing its lead program, CAPTN-3 - a platform of capped tri-specific antibodies that simultaneously target tumors while engaging both T cells and NK cells. Proprietary capping technology confines immune activation to the tumor microenvironment, significantly expanding the therapeutic window versus conventional T-cell engagers. The platform's lead candidate, IM1240 is advancing toward the clinic and IM1305 is in preclinical development. The Company's pipeline also includes additional clinical-stage assets, including CM24, a CEACAM1-blocking antibody that demonstrated improved outcomes across all efficacy endpoints in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma, and NT219, a dual IRS1/2 and STAT3 inhibitor in a Phase 2 study for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck. The Company is headquartered in Rehovot, Israel. For additional information about the Company, please visit: https://purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "suggest", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219, CM24 and CAPTN-3; the process by which such early stage therapeutic candidates could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2024 and in our other filings with the U.S. Securities and Exchange Commission ("SEC"), including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date on which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, https://www.sec.gov.

CONTACTS:

Company Contact:

IR@purple-biotech.com